

Ed Tepper · 3rd

Chief Operating Officer, Chief Financial Officer, and Board of Directors at CoPeace PBC

New York City Metropolitan Area · **Contact info**

500+ connections

CoPeace

The Wharton School

Experience

Chief Operating Officer, Chief Financial Officer, and Board of Directors
CoPeace · Full-time
Dec 2019 – Present · 2 yrs 1 mo

Operational and financial leader driving growth at a transformational investment platform that provides capital and growth support for socially responsible impactful companies. Through its unique platform CoPeace also provides impact investors with unprecedented access and transparency to invest for good.

Chief Operating Officer
Food Ingredients Manufacturer and Distributor · Full-time
Dec 2017 – Dec 2019 · 2 yrs 1 mo

Operating and Financial leadership executive driving growth at a transformational food ingredients manufacturer, distributor, and solutions provider.

President/Managing Member/Co-Owner
Mongo Media, LLC
2006 – 2018 · 12 yrs
New York, New York

Advanced media services company specializing in HD Video post production, conversions, duplication, encoding, digital cinema packages (DCP), closed captioning and subtitling. Serving global media and entertainment providers, distributors, corporate communications, museums, art galleries, independent filmmakers, and artists.

Interim CFO/Consultant
Hibernia Media
2008 · less than a year
Summit, NJ

Assisted with the venture captilal backed start-up of a live video transmission services company, formerly known as MediaXtream. Established the home office in Summit, NJ, recruited accounting staff, and put HR and employee benefits programs in place.

CFO, GlobeCast America
GlobeCast
2007 – 2008 · 1 yr
New York City and Sunrise, FL

Analyzed and negotiated strategic partnership opportunities. Recruited and hired new finance and accounting team and relocated finance operations from Sunrise, FL to New York City. Oversaw the implementation and integration of Great Plains and ScheduALL systems in NY, CA, and FL locations.

Show 5 more experiences

Education

The Wharton School
MBA, Finance, Real Estate

Washington University in St. Louis
BA, Economics
Activities and Societies: Men's Tennis Team

Volunteer experience

Penn Wharton Startup Challenge-Wharton Business Plan Competition Judge
The Wharton School
Feb 2004 – Present • 17 yrs 11 mos
Education

Guest Lecturer
The Wharton School
2016 – Present • 5 yrs
Education

Graduate and undergraduate guest lecturer on the importance of data in the Sport, Media, and Entertainment industries.